FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: July 31st, 2003

Information furnished on this form:
- Press Release concerning the consolidated financial results for the first quarter of the fiscal year ending March 31, 2004

Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2004

I. Consolidated Financial Results

	Three months ended June 30, 2003	Three months ended June 30, 2002	Increase (Decrease)

	In billions of yen	In billions of yen	%
Net sales	1,030.7	1,021.2	0.9
Operating income (loss)	12.0	(7.0)	-
Income before income taxes	9.8	19.8	(50.2)
Net income	0.7	7.2	(90.3)

	Yen	Yen	Yen
Per share of common stock
Net income:
Basic:	0.42	4.37	(3.95)
Diluted:	0.40	4.06	(3.66)

	As of June 30, 2003	As of March 31, 2003	Increase (Decrease)

	In billions of yen	In billions of yen	%
Total assets	3,983.3	4,103.3	(2.9)
Shareholders' equity	378.6	358.4	5.6

(Notes)

  The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
  Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:
	As of June 30, 2003	As of March 31, 2003	As of June 30, 2002
Consolidated subsidiaries	194	183	179
Affiliated companies accounted for by the equity method	17	17	11

II. Business Results

<1> First Quarter of the Fiscal Year Ending March 31, 2004 (three months ended June 30, 2003)

During the three months ended June 30, 2003, the Japanese economy saw some improvement of its financial stability through the injection of public funds and the recovery of the stock market during the latter part of the period. This has resulted in a gradual boost of confidence in the economy. However, the real economy of Japan still remained severe due to continuing deflation in Japan and growing concern regarding the United States economy.

The business environment surrounding NEC has also remained challenging since the previous fiscal year. There are, however, various positive signs due to the steadily growing popularity of broadband and mobile communications. In fact, broadband subscribers now exceed 10 million in Japan and the penetration rate of mobile phones has surpassed 60%.

NEC has concentrated on optimizing its management structure to match the characteristics of individual business sectors, the innovation of its manufacturing process, and reducing materials cost. These steps are intended to reinforce NEC's corporate structure so as to yield profits even in the midst of deflation. During the current fiscal year, NEC is implementing the following four strategies:

1. Secure stable profits by strengthening core businesses.
2. Eliminate down-side risk by improving loss making business areas.
3. Rebuild a sound financial structure.
4. Establish a growth strategy with IT/network integrated solutions.

Consolidated net sales of NEC for the three months ended June 30, 2003 increased by 9.5 billion yen, or 1%, to 1,030.7 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to increased sales in mobile communications products and social infrastructure business. Sales decreases were mainly in the areas of personal solutions and computer platforms.

Regarding profits, there was a significant improvement during the corresponding period of the previous fiscal year due mainly to lowering fixed expenses and promoting cost reductions. During this quarter as well, both the ratios of cost of sales and selling, general and administrative (SG&A) expenses against net sales showed improvements. As a result, NEC recorded an operating income of 12.0 billion yen, an increase of 19.1 billion yen as compared with the corresponding period of the previous fiscal year.

As compared with the corresponding period of the previous fiscal year, income before income taxes decreased by 9.9 billion yen to 9.8 billion yen. The main reason for such a decrease was that NEC recorded a considerable amount of gain on the sale of marketable securities in the corresponding period of the previous fiscal year. NEC posted a net income of 0.7 billion yen, this is a decrease of 6.5 billion yen as compared with the corresponding period of the previous fiscal year. However, NEC recorded equity in losses of affiliated companies of 3.9 billion yen (an improvement of 1.0 billion yen as compared with the corresponding period of the previous fiscal year) mainly due to the weak operating results of semiconductor-related affiliated companies.

<2> Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and segment profits of NEC's main segments were as follows (figures in brackets denote increases or decreases as compared with the corresponding period of the previous fiscal year):

IT Solutions Business

Sales: 401.5 billion yen (-10%)
Segment profit: 5.5 billion yen (+2.1 billion yen)

Sales for IT Solutions business for the three months ended June 30, 2003 were 401.5 billion yen, a decrease of 10% as compared with the corresponding period of the previous fiscal year.

Regarding sales by main product areas, although the IT market remained severe in Japan, systems integration ("SI") services for the private sectors such as manufacturing and retail industries grew steadily. As compared with the corresponding period of the previous fiscal year sales for SI/services increased by 6% to 131.6 billion yen. Compared with the corresponding period of the previous fiscal year when NEC won large shipments, sales for software decreased by 11% to 16.0 billion yen. In the area of computer platforms, sales decreased by 23% to 86.8 billion yen due to the fact that large shipments were also secured during the corresponding period of the previous fiscal year, and to the recent drop in overall price. In the area of personal solutions business, due to a decrease in domestic shipments of personal computers ("PCs") for consumers, sales decreased by 12% to 167.1 billion yen as compared with the corresponding period of the previous fiscal year.

Segment profit of the IT Solutions business was 5.5 billion yen, an increase of 2.1 billion yen as compared with the corresponding period of the previous fiscal year. The main contributing factors were the significant improvement of profitability in the field of PC business by the reduction of fixed expenses, as well as the cost reduction through the promotion of centralized purchasing and standardization of parts.

Network Solutions Business

Sales: 388.6 billion yen (+18%)
Segment profit: 10.6 billion yen (+5.3 billion yen)

Sales for Network Solutions business increased by 18% to 388.6 billion yen as compared with the corresponding period of the previous fiscal year.

Regarding sales by main product areas, in the area of broadband, although there are new business opportunities in the corporate and broadband access field, the world telecommunications market remained severe. As a result, sales for broadband communications systems and services decreased by 14% to 88.7 billion yen as compared with the corresponding period of the previous fiscal year. In the area of mobile communications, although sales of mobile infrastructure decreased, shipments for mobile handsets grew in Japan and full-scale shipments to overseas markets were launched. These positive factors resulted in sales increase for mobile communications products by 35% to 249.2 billion yen. In the area of social infrastructure, due to the growth of terrestrial digital broadcasting systems in Japan, sales increased by 22% to 50.7 billion yen as compared with the corresponding period of the previous fiscal year.

Segment profit of the Network Solutions business was 10.6 billion yen. This was mainly due to the improved profitability in the broadband area deriving from the reduction of fixed expenses and costs which had been implemented since the previous fiscal year.

Electron Devices Business

Sales: 224.7 billion yen (-2%)
Segment profit: 10.5 billion yen (+13.7 billion yen)

Sales for Electron Devices business were 224.7 billion yen, a decrease of 2% as compared with the corresponding period of the previous fiscal year.

Regarding sales by main product areas, overall semiconductor sales increased by 5% to 174.9 billion yen as compared with the corresponding period of the previous fiscal year. This was due to the steady growth in sales of semiconductors for mobile phones featuring color displays and sophisticated functions. Sales for displays saw a decrease of 32% to 19.8 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to a shift from less-profitable general-use products for PCs to high value-added industrial products in the color liquid crystal display ("LCDs") business. Despite steady growth in the area of electronic components and other products, sales decreased by 11% to 30.0 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to the exclusion of printed wiring boards business and car electronics business from NEC's scope of consolidation as a result of business restructuring which was implemented during the previous fiscal year.

Segment profit of Electron Devices business was 10.5 billion yen, a large improvement as compared with the corresponding period of the previous fiscal year when NEC posted a segment loss of 3.2 billion yen. This was mainly due to improved profitability for semiconductor business which is the core of the Electron Devices business, and improved profitability for color LCDs business and electronic components business which are NEC's loss making businesses.

<3> Cash Flow

Net cash provided by operating activities during the three months ended June 30, 2003 was 4.2 billion yen, an increase of 75.3 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to a smaller decrease in notes and accounts payable reflecting reduced payments for parts and materials.

Net cash used in investing activities was 29.9 billion yen, an increase of 71.4 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to decreased proceeds from the sale of marketable securities.

As a result, free cash flows (the total of cash flows from operating activities and cash flows from investing activities) were cash outflows of 25.6 billion yen, a 3.9 billion yen improvement as compared with the corresponding period of the previous fiscal year.

Net cash provided by financing activities was 19.8 billion yen mainly due to an increase in commercial paper. As a result, cash and cash equivalents amounted to 340.4 billion yen, an increase of 90.1 billion yen as compared with the corresponding period of the previous fiscal year.

Due to the deconsolidation of a leasing company, the balance of interest-bearing debt was 1,508.1 billion yen, a decrease of 699.9 billion yen as compared with the corresponding period of the previous fiscal year (a decrease of 149.7 billion yen excluding the effect of the deconsolidation of a leasing company). When compared to the end of the previous fiscal year ended March 31, 2003, this was an increase of 21.0 billion yen due mainly to an increase in commercial paper.

<4> Outlook for the Fiscal Year Ending March 31, 2004

Although there is some improvement in domestic business confidence, there has been no noticeable change in IT investment by companies and capital expenditure of telecommunications carriers. There has been no significant change in NEC's business environment since the announcement of NEC's financial forecast on April 24, 2003.

Under these circumstances, it is anticipated that for the six months ending September 30, 2003, the forecast of the consolidated net sales announced this April will be maintained mainly due to the steady growth of IT/network related businesses and the electron devices business.

Regarding profits, NEC has revised its forecast for the six months ending September 30, 2003 announced this April as below. This was due to (i) the steady progress of cost and expense reductions, and (ii) more than expected profit resulting from the sale of shares of NEC Electronics Corporation, a subsidiary of NEC, in connection with the listing of the subsidiary on the First Section of the Tokyo Stock Exchange on July 24, 2003.

NEC intends to review the financial results forecast for the fiscal year ending March 31, 2004 and announce the revision for the forecast, if necessary, on or before the announcement of the financial results for the first half of the fiscal year scheduled to be made at the end of October 2003. The forecasts for the interim and year-end dividends are yet to be determined as announced this April.

Revised Financial Results Forecast for the First Half of the Fiscal Year Ending March 31, 2004

Consolidated
	Revised forecast on July 31, 2003	Comparison with the corresponding period of the previous fiscal year	Comparison with the forecast on April 24, 2003
	In billions of yen	In billions of yen (except % figure)	In billions of yen
Net sales	2,200.0	+ 1%	-
Operating income	50.0	+ 23.3	+ 5.0
Income before income taxes	65.0	+ 44.6	+ 30.0
Net income	12.0	+ 11.0	+ 9.0

Non-consolidated
	Revised forecast on July 31, 2003	Comparison with the corresponding period of the previous fiscal year	Comparison with the forecast on April 24, 2003
	In billions of yen	In billions of yen (except % figure)	In billions of yen
Net sales	1,100.0	- 21%	-
Ordinary income	1.0	+ 33.3	-
Net income	16.0	+ 18.9	+ 11.0

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

Three months ended June 30	2003	(% of net sales)	2002	(% of net sales)	Increase (decrease)	2003

Net sales	JPY 1,030,743	(100.0)	JPY 1,021,239	(100.0)	JPY 9,504	$8,590
Cost of sales	755,873	(73.3)	757,164	(74.1)	(1,291)	6,299
Selling, general and administrative expenses	262,834	(25.5)	271,160	(26.6)	(8,326)	2,191
Operating income (loss)	12,036	(1.2)	(7,085)	(-0.7)	19,121	100

Non-operating income	18,030	(1.7)	68,086	(6.6)	(50,056)	150
Interest and dividends	3,644		4,175		(531)	30
Other	14,386		63,911		(49,525)	120
Non-operating expenses	20,172	(1.9)	41,123	(4.0)	(20,951)	168
Interest	7,775		9,209		(1,434)	65
Other	12,397		31,914		(19,517)	103

Income before income taxes	9,894	(1.0)	19,878	(1.9)	(9,984)	82

Provision for income taxes	4,947	(0.5)	8,337	(0.8)	(3,390)	41
Minority interest in income (losses) of consolidated subsidiaries	278	(0.0)	(739)	(-0.1)	1,017	2
Equity in losses of affiliated companies	(3,969)	(-0.4)	(5,049)	(-0.5)	1,080	(33)

Net income	JPY 700	(0.1)	JPY 7,231	(0.7)	(JPY 6,531)	$6

(Note)
US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 120 yen.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of yen, millions of U.S. dollars)

	June 30, 2003 (Unaudited)	June 30, 2002 (Unaudited)	Increase (decrease)	March 31, 2003	Increase (decrease)	June 30, 2003 (Unaudited)

Current assets	JPY 1,833,771	JPY 2,117,445	(JPY 283,674)	JPY 1,920,042	(JPY 86,271)	$15,282

Cash and cash equivalents	340,488	250,291	90,197	344,345	(3,857)	2,837
Notes and accounts receivable, trade	641,693	712,220	(70,527)	821,985	(180,292)	5,347
Current portion of investment in leases	-	248,726	(248,726)	-	-	-
Inventories	636,265	681,343	(45,078)	553,820	82,445	5,302
Other current assets	215,325	224,865	(9,540)	199,892	15,433	1,796
Long-term assets	2,149,589	2,535,507	(385,918)	2,183,258	(33,669)	17,913

Long-term receivables, trade	24,701	37,371	(12,670)	33,073	(8,372)	206
Investments and advances	433,088	495,351	(62,263)	433,027	61	3,609
Investment in leases	-	255,707	(255,707)	-	-	-
Property, plant and equipment	813,468	948,255	(134,787)	838,341	(24,873)	6,779
Other assets	878,332	798,823	79,509	878,817	(485)	7,319

Total assets	JPY 3,983,360	JPY 4,652,952	(JPY 669,592)	JPY 4,103,300	(JPY 119,940)	$33,195

Current liabilities	JPY 1,671,887	JPY 1,923,899	(JPY 252,012)	JPY 1,774,224	(JPY 102,337)	$13,933

Short-term borrowings and current portion of long-term debt	545,826	768,984	(223,158)	483,306	62,520	4,549
Notes and accounts payable, trade	785,729	747,225	38,504	875,018	(89,289)	6,548
Other current liabilities	340,332	407,690	(67,358)	415,900	(75,568)	2,836
Long-term liabilities	1,698,676	1,952,986	(254,310)	1,737,219	(38,543)	14,156

Long-term debt	962,364	1,439,168	(476,804)	1,003,787	(41,423)	8,020
Accrued pension and severance costs	705,646	482,580	223,066	705,551	95	5,880
Other	30,666	31,238	(572)	27,881	2,785	256
Minority shareholders' equity in consolidated subsidiaries	136,203	143,688	(7,485)	135,613	590	1,135

Preferred securities issued by a subsidiary	97,950	97,350	600	97,800	150	816

Common stock	244,726	244,726	-	244,726	-	2,039
Additional paid-in capital	361,817	361,820	(3)	361,820	(3)	3,015
Retained earnings	42,267	73,356	(31,089)	41,567	700	352
Accumulated other comprehensive income (loss)	(266,905)	(142,493)	(124,412)	(286,417)	19,512	(2,224)
Treasury stock	(3,261)	(2,380)	(881)	(3,252)	(9)	(27)

Total shareholders' equity	378,644	535,029	(156,385)	358,444	20,200	3,155

Total liabilities and shareholders' equity	JPY 3,983,360	JPY 4,652,952	(JPY 669,592)	JPY 4,103,300	(JPY 119,940)	$33,195

CONDENSED CONSOLIDATED BALANCE SHEETS ( SUPPLEMENTARY INFORMATION )

(In millions of yen, millions of U.S.dollars)

	June 30, 2003 (Unaudited)	June 30, 2002 (Unaudited)	Increase (decrease)	March 31, 2003	Increase (decrease)	June 30, 2003 (Unaudited)

Current assets	JPY 1,833,771	JPY 1,838,834	(JPY 5,063)	JPY 1,920,042	(JPY 86,271)	$15,282

Cash and cash equivalents	340,488	231,097	109,391	344,345	(3,857)	2,837
Notes and accounts receivable, trade	641,693	729,389	(87,696)	821,985	(180,292)	5,347
Inventories	636,265	681,343	(45,078)	553,820	82,445	5,302
Other current assets	215,325	197,005	18,320	199,892	15,433	1,796
Long-term assets	2,149,589	2,273,827	(124,238)	2,183,258	(33,669)	17,913

Long-term receivables, trade	24,701	37,371	(12,670)	33,073	(8,372)	206
Investments and advances	433,088	514,648	(81,560)	433,027	61	3,609
Property, plant and equipment	813,468	931,358	(117,890)	838,341	(24,873)	6,779
Other assets	878,332	790,450	87,882	878,817	(485)	7,319

Total assets	JPY 3,983,360	JPY 4,112,661	(JPY 129,301)	JPY 4,103,300	(JPY 119,940)	$33,195

Current liabilities	JPY 1,671,887	JPY 1,756,408	(JPY 84,521)	JPY 1,774,224	(JPY 102,337)	$13,933

Short-term borrowings and current portion of long-term debt	545,826	571,911	(26,085)	483,306	62,520	4,549
Notes and accounts payable, trade	785,729	791,213	(5,484)	875,018	(89,289)	6,548
Other current liabilities	340,332	393,284	(52,952)	415,900	(75,568)	2,836
Long-term liabilities	1,698,676	1,596,074	102,602	1,737,219	(38,543)	14,156

Long-term debt	962,364	1,086,008	(123,644)	1,003,787	(41,423)	8,020
Accrued pension and severance costs	705,646	481,576	224,070	705,551	95	5,880
Other	30,666	28,490	2,176	27,881	2,785	256
Minority shareholders' equity in consolidated subsidiaries	136,203	127,800	8,403	135,613	590	1,135

Preferred securities issued by a subsidiary	97,950	97,350	600	97,800	150	816

Common stock	244,726	244,726	-	244,726	-	2,039
Additional paid-in capital	361,817	361,820	(3)	361,820	(3)	3,015
Retained earnings	42,267	73,356	(31,089)	41,567	700	352
Accumulated other comprehensive income (loss)	(266,905)	(142,493)	(124,412)	(286,417)	19,512	(2,224)
Treasury stock	(3,261)	(2,380)	(881)	(3,252)	(9)	(27)

Total shareholders' equity	378,644	535,029	(156,385)	358,444	20,200	3,155

Total liabilities and shareholders' equity	JPY 3,983,360	JPY 4,112,661	(JPY 129,301)	JPY 4,103,300	(JPY 119,940)	$33,195

(Note)
In the condensed consolidated balance sheet at the end of June 30, 2002 on this page, the investment in a leasing subsidiary is accounted for by the equity method.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

Three months ended June 30	2003	2002	Increase (Decrease)	2003

I. Cash flows from operating activities
Net income	JPY 700	JPY 7,231	(JPY 6,531)	$6
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation	39,898	43,730	(3,832)	332
Equity in losses of affiliated companies, net of dividends	4,454	5,294	(840)	37
Decrease in notes and accounts receivable	199,988	208,742	(8,754)	1,667
Increase in inventories	(82,928)	(29,962)	(52,966)	(691)
Decrease in notes and accounts payable	(80,330)	(178,684)	98,354	(669)
Other, net	(77,533)	(127,474)	49,941	(647)

Net cash provided by (used in) operating activities	4,249	(71,123)	75,372	35

II. Cash flows from investing activities
Proceeds from sales of fixed assets	8,356	14,604	(6,248)	70
Additions to fixed assets	(56,424)	(30,574)	(25,850)	(470)
Proceeds from sales of marketable securities	16,685	44,330	(27,645)	139
Purchase of marketable securities	(4)	(67)	63	0
Other, net	1,486	13,265	(11,779)	12

Net cash provided by (used in) investing activities	(29,901)	41,558	(71,459)	(249)

Free cash flows ( I + II )	(25,652)	(29,565)	3,913	(214)

III. Cash flows from financing activities
Net proceeds from (repayments of) bonds and borrowings	20,291	(89,899)	110,190	169
Dividends paid	(780)	(4,689)	3,909	(7)
Other, net	292	(61)	353	3

Net cash provided by (used in) financing activities	19,803	(94,649)	114,452	165

Effect of exchange rate changes on cash and cash equivalents	1,992	(3,267)	5,259	17

Net decrease in cash and cash equivalents	(3,857)	(127,481)	123,624	(32)

Cash and cash equivalents at beginning of period	344,345	377,772	(33,427)	2,869
Cash and cash equivalents at end of period	JPY 340,488	JPY 250,291	JPY 90,197	$2,837

SEGMENT INFORMATION (UNAUDITED)

Business Segment Information

(1) Net Sales (Including internal sales to other segments)
(In millions of yen, millions of U.S.dollars)

Three months ended June 30	2003	(% of total)	% change	2002	(% of total)	2003
IT Solutions business	JPY 401,573	(39.0)	-9.7	JPY 444,893	(43.6)	$3,346
Network Solutions business	388,634	(37.7)	+17.7	330,178	(32.3)	3,239
Electron Devices business	224,766	(21.8)	-2.0	229,337	(22.5)	1,873
Others	130,667	(12.7)	-0.4	131,205	(12.8)	1,089
Eliminations	(114,897)	(-11.2)	-	(118,833)	(-11.6)	(957)
Electronics business total	1,030,743	(100.0)	+1.4	1,016,780	(99.6)	8,590

Leasing business	-	-	-	10,192	(1.0)	-
Eliminations	-	-	-	(5,733)	(-0.6)	-
Consolidated total	JPY 1,030,743	(100.0)	+0.9	JPY 1,021,239	(100.0)	$8,590

(2) Segment Profit or Loss
(In millions of yen, millions of U.S.dollars)

Three months ended June 30	2003	(% of profit on sales)	Increase (decrease)	2002	(% of profit on sales)	2003
IT Solutions business	JPY 5,536	(1.4)	JPY 2,150	JPY 3,386	(0.8)	$46
Network Solutions business	10,630	(2.7)	5,313	5,317	(1.6)	89
Electron Devices business	10,532	(4.7)	13,780	(3,248)	(-1.4)	88
Others	(5,074)	(-3.9)	(305)	(4,769)	(-3.6)	(42)
Eliminations	(2,674)	-	123	(2,797)	-	(23)
Unallocated corporate expenses	(6,914)	-	(442)	(6,472)	-	(58)
Electronics business total	12,036	(1.2)	20,619	(8,583)	(-0.8)	100

Leasing business	-	-	(2,243)	2,243	(22.0)	-
Eliminations	-	-	745	(745)	-	-
Consolidated total	JPY 12,036	(1.2)	JPY 19,121	(JPY 7,085)	(-0.7)	$100

(Note)
Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3) Net Sales to External Customers
(In billions of yen, millions of U.S.dollars)

Three months ended June 30	2003	% change	2002	2003
IT Solutions business	JPY 372.7	-8.7	JPY 408.2	$3,106
Domestic	312.9	-12.0	355.5	2,608
Overseas	59.7	+13.5	52.6	498
Network Solutions business	374.5	+21.8	307.5	3,121
Domestic	277.8	+23.2	225.4	2,315
Overseas	96.7	+17.7	82.1	806
Electron Devices business	192.8	-7.5	208.4	1,607
Domestic	113.0	-12.4	129.1	942
Overseas	79.7	+0.6	79.2	665
Others	90.5	+2.1	88.7	756
Domestic	65.7	-4.8	69.0	548
Overseas	24.8	+26.3	19.6	208
Electronics business total	1,030.7	+1.8	1,013.0	8,590
Domestic	769.6	-1.2	779.1	6,413
Overseas	261.1	+11.7	233.8	2,177

Leasing business	-	-100.0	8.2	-
Domestic	-	-100.0	8.2	-
Overseas	-	-	-	-
Consolidated total	JPY 1,030.7	+0.9	JPY 1,021.2	$8,590
Domestic	769.6	-2.3	787.4	6,413
Overseas	261.1	+11.7	233.8	2,177

(4) Net Sales by Products and Services (Including internal sales to other segments) *1
(In billions of yen, millions of U.S. dollars)

Three months ended June 30	2003	% change	2002	2003
IT Solutions business	JPY 401.5	-9.7	JPY 444.8	$3,346
SI / Services	131.6	+5.6	124.6	1,097
Software	16.0	-11.1	18.0	133
Computers / Platforms	86.8	-22.6	112.2	723
Personal Solutions	167.1	-12.1	190.0	1,393
Network Solutions business	JPY 388.6	+17.7	JPY 330.1	$3,239
Broadband	88.7	-14.3	103.5	739
Mobile	249.2	+34.7	185.0	2,077
Social Infrastructure	50.7	+21.9	41.6	423
Electron Devices business	JPY 224.7	-2.0	JPY 229.3	$1,873
Semiconductors	174.9	+5.0	166.6	1,458
Displays	19.8	-32.0	29.1	165
Electronic Components	30.0	-10.7	33.6	250

(Note)
*1 According to the introduction of the new business line system in April 2003, NEC revised the classification of the product area in each business segment. Sales by product areas in each business segment of the three months ended June 30, 2002 have been reclassified and displayed to conform to those of the three months ended June 30, 2003.

Operating income (loss) set forth above is a measure commonly used by companies reporting in accordance with accounting principles generally accepted in Japan. Management believes this measure is useful to investors in comparing NEC's results of operations to other Japanese companies. This measure, however, should not be construed as an alternative to "income (loss) before income taxes" or "net income (loss)" as determined in accordance with U.S. GAAP. Please refer to the condensed consolidated statement of operations for the calculation of the operating income (loss).

***

CAUTIONARY STATEMENTS:

The statements in this press release with respect to the plans, strategies and forecasts of NEC Corporation and its consolidated subsidiaries (collectively "NEC") are forward-looking statements involving risks and uncertainties. NEC cautions in advance you that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC's markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, NEC's products and services in the marketplace; NEC's ability to continue to win acceptance of its products and services in these highly competitive markets; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT and telecommunications industries, a worsening of financial conditions in the world markets, and a deterioration in the domestic and overseas stock markets, would cause actual results to differ from the projected results forecast.

In cases where the information contained in this press release falls within the definition of "Material Information" under Paragraph 2 of Article 166 of the Securities and Exchange Law of Japan, if you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duty) read this press release before the time of "Publication" (which is defined under the Securities and Exchange Law of Japan and its Enforcement Ordinance as twelve hours after its release; i.e., approximately 3:30 am on August 1, 2003 (JST)), you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duties) may be prohibited from purchasing, selling, or making other transactions of shares of stock or other securities of NEC before the time of Publication.

Contact: Diane Foley
Corporate Communications Division
NEC Corporation
+81-3-3798-6511